HeadVantage Corporation

Financial Statements

December 31, 2025 and 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
HeadVantage Corporation

We have reviewed the accompanying financial statements of HeadVantage Corporation (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is in the early stages of product development and is pre-revenue and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____
 Tesseract Advisory Group LLC
OWINGS MILLS, MD
March 30, 2026

HeadVantage Corporation
Balance Sheets
As of December 31, 2025 and 2024

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 2,432	$ 990
Total current assets	2,432	990
Noncurrent assets		
Equipment, gross	8,755	8,755
Accumulated depreciation	(6,630)	(4,879)
Equipment, net	2,125	3,876
Capitalized technology & product development	26,559	11,846
Total noncurrent assets	28,684	15,722
Total assets	$ 31,116	$ 16,712
Liabilities and shareholders' equity		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	62,095	50,421
Total current liabilities	62,095	50,421
Noncurrent liabilities		
Related party debt	622,500	607,000
Total noncurrent liabilities	622,500	607,000
Total liabilities	684,595	657,421
Shareholders' equity		
Common stock, $0.01 par value, 5,000,000 shares authorized; 4,152,986 shares issued and outstanding	41,530	41,530
SAFE's	500,000	400,000
Additional paid-in capital	519,778	519,778
Accumulated Deficit	(1,714,787)	(1,602,017)
Total shareholders' equity	(653,479)	(640,709)
Total liabilities and shareholders' equity	$ 31,116	$ 16,712

HeadVantage Corporation
Statements of Operations
For the years ended December 31, 2025 and 2024

		2025		2024
Operating expenses				
Legal and other professional fees and services	$	46,035	$	21,951
Travel, meals and entertainment		23,031		18,575
Communications and information technology		19,439		13,780
Bank fees		8,236		8,694
Contract labor		-		8,095
Depreciation, selling general and administrative		1,751		1,751
Insurance		3,462		3,462
Office expenses		4,875		5,711
Dues and subscriptions		4,993		2,295
Other general and administrative expense		948		1,217
Total operating expenses		112,770		85,531
Net income (loss)	$	(112,770)	$	(85,531)

See independent accountant's review report
The accompanying notes are an integral part of these financial statements.

HeadVantage Corporation
Statements of Changes in Shareholders' Equity
For the years ended December 31, 2025 and 2024

	Common Stock Shares	Common Stock Amount	SAFE's	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2024	4,152,986	$ 41,530	$ 400,000	$ 519,778	$ (1,516,486)	$ (555,178)
Net income (loss)	-	-		-	(85,531)	(85,531)
Balance at December 31, 2024	4,152,986	41,530	400,000	519,778	(1,602,017)	(640,709)
Net income (loss)	-	-		-	(112,770)	(112,770)
Issuance of SAFE's	-	-	100,000	-	-	100,000
Balance at December 31, 2025	4,152,986	$ 41,530	$ 500,000	$ 519,778	$ (1,714,787)	$ (653,479)

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

HeadVantage Corporation
Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net income (loss)	$ (112,770)	$ (85,531)
Adjustments to reconcile net income (loss) to net cash provided		
by (used in) operating activities		
Depreciation and amortization	1,751	1,751
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	11,674	7,323
Net cash provided by (used in) operating activities	(99,345)	(76,457)
Cash flows from investing activities		
Related party loans issued	15,500	88,000
Purchase of property, plant, and equipment	(14,713)	(11,846)
Net cash provided by (used in) investing activities	787	76,154
Cash flows from financing activities		
Proceeds from issuance of SAFE Notes	100,000	-
Net cash provided by (used in) financing activities	100,000	-
Net increase (decrease) in cash, cash equivalents, and restricted cash	1,442	(303)
Cash, cash equivalents, and restricted cash at beginning of year	990	1,293
Cash, cash equivalents, and restricted cash at end of year	$ 2,432	$ 990

Supplemental cash flow information
  Cash paid during the year for
    Interest | $ - | $ - |
    Income taxes | - | - |

6

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies**

   a. **Nature of Operations**

   HeadVantage Corporation (the Company) is a Delaware corporation that develops and commercializes wearable technology to capture athlete perspectives and biometric data for enhanced sports viewing experiences. The Company's primary technology platform, the Wearable Interactive Network (WIN), enables the live streaming of high-definition content and biometric data to broadcasters, consumers, and professional teams. The Company is governed by a Board of Directors consisting of Mr. Gerald E. Hedley, Jr. and Mr. Michael R. Sutcliff.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies (Continued)**

   d. **Fair Value Measurements**

   Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

   • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

   • Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

   • Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

   The Company does not have any assets or liabilities that require fair value measurements.

   e. **Cash and Cash Equivalents**

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025 and 2024, cash consisted of deposits held in business checking accounts.

   The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances at times exceeded federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies (Continued)**

   f. **Equipment**

   Equipment is recorded at cost. Expenditures for additions, improvements, and other enhancements to property, plant, and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant, and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations.

   In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. Equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. The estimated useful lives for each major depreciable classification of property, plant, and equipment is 5 years. The Company's estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

   g. **Capitalized Technology and Product Development**

   The Company accounts for technology development costs in accordance with FASB ASC 985-20, *Software—Costs of Software to Be Sold, Leased, or Marketed*.

   Costs incurred in the research and development of software products and integrated hardware are expensed as incurred until technological feasibility has been established. Technological feasibility is established when the Company has completed all planning, designing, coding, and testing activities necessary to determine that a product can be produced to meet its design specifications. After technological feasibility is reached, all software production costs are capitalized until the product is available for general release to customers. As of December 31, 2025, the Company has capitalized $26,559 in technology and product development costs.

   In accordance with ASC 985-20, amortization commences only when the product is available for general release. No amortization expense has been recognized to date because the related products have not yet reached the stage of general release and are not yet available for distribution to customers.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies (Continued)**

   h. Long-lived Asset Impairment

   The Company reviews its long-lived assets, including equipment, and capitalized technology and product development, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

   As of December 31, 2025, the Company has not identified any impairment of its assets.

   i. Simple Agreements for Future Equity (SAFE)

   The Company accounts for funds raised under Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815-40, Derivatives and Hedging — Contracts in Entity's Own Equity.

   The Company determined the SAFEs meet the criteria for equity classification, as the Company has the ability to settle the contracts in shares and is not required to net-cash settle under any circumstances outside of its control.

   As the SAFEs qualify for equity classification, they are recognized at their initial fair value (the transaction price) within stockholders' equity (deficit) on the Balance Sheet. Equity-classified SAFEs are not subsequently remeasured for changes in fair value. Upon the occurrence of a conversion event (such as a qualified equity financing), the carrying amount of the SAFEs will be reclassified to preferred or common stock and additional paid-in capital.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies (Continued)**

   j. **Income Taxes**

   The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes*. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2025, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025 and 2024.

   As of December 31, 2025 and 2024, the Company has accumulated net operating loss carryforwards and has fully reserved all deferred tax asset positions.

	2025	2024
Net Operating Loss Carryforwards	$ 1,126,986	$ 1,015,967
Valuation Allowance	$ (1,126,986)	$ (1,015,967)
Net Provision for income tax	-	-

2. **Equipment**

   The historical costs of the Company's equipment and related accumulated depreciation balances are as follows:

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

2. Equipment (Continued)

		2025		2024
Equipment	$	8,755	$	8,755
Equipment, gross		8,755		8,755
Less Accumulated depreciation		(6,630)		(4,879)
Equipment, net	$	2,125	$	3,876

Depreciation expense related to equipment was $1,751 and $1,751 for the years ended December 31, 2025 and 2024, respectively.

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

		2025		2024
Accounts payable and accrued expenses:				
Trade accounts payable	$	7,000	$	-
Credit card liabilities		55,095		50,421
Total accounts payable and accrued expenses	$	62,095	$	50,421

4. Equity

The Company is authorized to issue 5,000,000 shares of common stock at a par value of $0.01. As of December 31, 2025 and 2024, the Company has issued 4,152,986 common shares. Additionally, 448,548 shares are authorized under the Company's Equity Incentive Plan, with 337,010 shares currently available for issuance.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

5. Simple Agreements for Future Equity (SAFE's)

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

As of December 31, 2025 and 2024, $500,000 and $400,000 of SAFE agreements were outstanding.

The details of the Company's outstanding Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

	Valuation Cap	Discount %	2025	2024
SAFE-01	$ 75,000,000	80%	$ 150,000	$ 150,000
SAFE-02	75,000,000	80%	50,000	50,000
SAFE-03	75,000,000	80%	150,000	150,000
SAFE-04	75,000,000	80%	50,000	50,000
SAFE-05	25,000,000	80%	100,000	-
Total SAFE's	$		$ 500,000	$ 400,000

6. Related Party Debt

The Company has a Promissory Note ("the Note") with its co-founder, Gerald Headley Jr. The Note has a zero percent interest rate and is due and payable when the Company has sufficient funds to make payments, upon written demand of the Company or at the final maturity date of December 31, 2028.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

6. Related Party Debt (Continued)

As of December 31, 2025 the total amount of funds issued under the Note is $622,500. This has been classified as a noncurrent liability as the Company does not expect to make payments in the next year and due to the fact that the final maturity date is more than 12 months beyond the balance sheet date. The Company does not intend to use the proceeds from the Regulation Crowdfunding raise to repay the $622,500 owed to the CEO.

7. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company is in its early stages and is implementing novel technology in a developing market and is pre-revenue. Management is actively engaged in capital-raising efforts, specifically a Seed Round A offering and through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. The Company's CEO has funded operations to date, resulting in a $622,500 outstanding related party debt. The Company's CEO intends to continue providing necessary working capital and financial support as needed.

These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

8. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. Subsequent Events

The Company has established strategic investment and shareholder relationships with major institutional partners, including NBC Sports and the Mayo Clinic. NBC Sports is a current shareholder with immediate use cases for the Company's technology in its professional sports broadcasts, including Sunday Night Football.

HeadVantage Corporation
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

9. Subsequent Events (Continued)

The Company is currently conducting a Seed Round A offering of up to $15,000,000 in convertible Simple Agreements for Future Equity (SAFE Notes). These notes feature a post-money valuation cap of $25,000,000 and a discount rate of 80%. The notes are intended to convert into Safe Preferred Shares upon a qualified Equity Financing event. Noteholders do not hold voting or management rights while the notes remain outstanding.

On January 6, 2026, the Company was issued U.S. Patent No. 12,514,445 for its "Body worn camera, sensor and content delivery system."

Management evaluated all activity of the Company through March 30, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.